Valley Forge Fund, Inc.

3741 Worthington Road

Collegeville, PA 19426-3431

1-855-833-6359

To: Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

(202) 551-6959

Subject: Responses to SEC E-Mail of 03/03/12, from Edward Bartz

The following are the items expressed in the Subject E-Mail by the SEC:

1.

Growth of $10,000 Graph – The prospectus uses the S&P 500 Index in its performance table; however this chart uses the Dow Jones Industrial Average. The growth of $10,000 graph should utilize the same index as the prospectus.

2.

Notes to Financial Statements – Footnote 8 – This footnote discusses the change of auditors. When a fund changes auditors there are additional reporting requirements on Form N-SAR (Item 77K). There are certain disclosures that need to be made on Form N-SAR (disclosures from Fund and a letter from old auditor) and the Staff did not see these disclosures. Please file an amended N-SAR filing with the appropriate Item 77K disclosures.

3.

Return of Capital Distributions – The fund made ROC distributions for the period ended 12/31/10. Please confirm that Section 19A notices were sent to shareholders.

4.

Prospectus – The footnotes to the performance table should be incorporated into the table (inception date and discussion of index).

5.

Website – Since the fund maintains a website and includes the prospectus and financial statements, the most recent documents should be made available on the website. As of 11/18/11 the website did not contain the most recent prospectus and F/S.

The following are the Valley Forge Fund’s responses to the Subject E-Mail:

1.

Growth – The Fund will use the same 'Ruler' throughout all future Annual Reports (S&P 500)

2.

Notes - Requested and received a letter from previous Auditor and I have drafted the appropriate letter for the Fund. Both will be included in an amended filing

3.

Return - MSS confirms that Shareholders were notified

4.

Prospectus - Reference 'Markers' will be added to the Table in all future Prospectus filings

5.

Website - Have discussed with MSS and they are in the process of updating the Web Site

Note: The Fund acknowledges:

•

The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Fund may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Donald A .Peterson/President